

June 27, 2012

<u>Via E-mail</u>
James R. McLemore
Chief Financial Officer
Midsouth Bancorp, Inc.
102 Versailles Boulevard
Lafayette, Louisiana 70501

      Re: **Midsouth Bancorp, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed March 15, 2012
                File No. 001-11826

Dear Mr. McLemore:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Kathryn McHale

                             Kathryn McHale
                             Senior Attorney